

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2014

Via Email
Mr. Kent Wilson
Chief Executive Officer
WBK 1, Inc.
1530 W Lewis Ave
Phoenix, AZ 85007

> **Re: WBK 1, Inc.**
> **Form 10**
> **Filed September 17, 2014**
> **File No. 000-55285**

Dear Mr. Wilson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Description of Business, page 2

1. We note the disclosure on page 5 and elsewhere that your operating costs "will be paid with money contributed by Kent Wilson …" Please clarify whether he is obligated to make these payments and, if so, file any agreements evidencing such obligation.

Item 2. Financial Information

2. On page 13 you disclose that you incurred operating expenses of $295 and that such expenses consist of organization fees. Please advise why no audit-related fees are reflected in your results of operations or other financial statements.

Item 5. Directors and Executive Officers, page 15

3. Please disclose any current or prior relationships Mr. Wilson or any other promoter associated with your filing has, or has had, with shell companies or blank check companies within the past five years. In this regard, we note that Alpine 4 Automotive Technologies was a blank check company when it filed its Form 10 on May 8, 2014. Your revised disclosure should include:
    *   The registrant's name;
    *   The initial filing date;
    *   Whether the registrant is current and was timely in its Exchange Act reporting obligations;
    *   Whether the registrant has engaged in a business combination;
    *   Whether the registrant registered any offerings under the Securities Act;
    *   Whether any transaction resulted in termination of your promoters' association with any blank check company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity; and
    *   Mr. Wilson's role and involvement with the registrant.

4. We note Mr. Wilson's biographic information in the Form 10-Q filed on August 14, 2014 by Alpine Automotive Technologies Ltd. Please disclose all Mr. Wilson's principal occupations and employment during the past five years. See Item 401(e) of Regulation S-K.

Item 6. Executive Compensation, page 16

5. Please reconcile your statement that no officer or director has received compensation with your page 17 "Summary Compensation Table." Also, to the extent that the 10 million shares of restricted stock reflects compensation, please include the grant date fair value as required by Item 402(n)(2)(v) of Regulation S-K instead of the number of shares.

Financial Statements

Statements of Operations, page F-4

6. We note that you report $1,295 of net loss for the period August 21, 2014 to August 31, 2014. However, you report a net loss of $295 for the same period in your statements of cash flows and stockholders' equity. Please resolve this inconsistency.

Exhibits

7. Exhibits 3.1 and 3.2 are filed in an improper electronic format. Please refile. See Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director